July 17, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	FleetCor Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2014

File No. 001-35004

Dear Mr. Krikorian:

This letter responds to the letter dated July 7, 2015 from the U.S. Securities and Exchange Commission (the “Commission”) to FleetCor Technologies, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). The Staff’s comments have been reproduced below followed by the Company’s response.

Critical accounting policies and estimates

Accounts receivable, page 70

1.	We note that you utilize the Securitization Facility as a source of liquidity to provide the cash flow required to fund merchant payments while you collect customer balances and have risk of loss. In this regard, tell us what consideration you gave to providing the disclosures outlined in ASC 310-10-50 for the card balances outstanding. Tell us and consider disclosing the number of days before an account receivable is deemed uncollectible. Also, indicate the amount of receivables that are past due as of December 31, 2014. Describe your policy for recording late fees and finance charges that are past due and indicate when you cease accruing such fees. Tell us and consider disclosing the amount of late fees and finance charges that are recognized net of your provision for estimated uncollectible amounts.

Response:

Certain portions of the guidance set forth in ASC 310-10-50 is applicable to our portfolio of receivables as outlined below. In analyzing the disclosure requirements, we draw your attention to the following background information (which has also been disclosed in our 2014 Form 10-K):

•	We provide our customers with various card products that function like a charge card to purchase fuel, lodging, food, toll, transportation and related products and services at participating locations.

•	FleetCor transfers certain of our domestic receivables into our Securitization Facility. We utilize our Securitization Facility much like a revolver, in that we tend to sell eligible receivables on an as needed basis, to fund the timing difference between funding the merchants and collecting from our customers. The domestic receivables in question relate primarily to our fuel based charge card products.

•	Monthly, we review our accounts receivable balances, securitized and non-securitized, and provide for probable doubtful accounts based primarily on the aging of those balances.

•	The Company’s residual interest in the accounts receivables related to the Securitization Facility fair value approximates carrying value due to the short-term nature of those receivables.

In accordance with the guidance in ASC 310-10, paragraphs 50-1A, 50-2 and 50-4A, we have disclosed our significant accounting policies related to trade accounts receivable within our “critical accounting policies” in footnote 2 within our 2014 Form 10-K. These footnote disclosures are included under the following subheadings revenue recognition and presentation, credit risk and reserve for losses on receivables, and accounts receivable.

We will expand our disclosures related to the recognition of finance charge income in future filings, under the subheading revenue recognition and presentation, to include the following, “the Company recognizes revenue from late fees and finance charges, in jurisdictions where permitted under local regulations, primarily in the US and Canada. Such fees are recognized net of a provision for estimated uncollectible amounts, at the time the fees and finance charges are assessed and services are provided. The Company ceases billing and accruing for late fees and finance charges approximately 30-40 days after the customer’s balance becomes delinquent.” While our systems do not track outstanding late fees and finance charges separately from the related customer accounts, we estimate that total outstanding late fees and finance charges, net of the provision for uncollectible amounts, represents approximately 1% of consolidated accounts receivable at December 31, 2014 and are not material for separate disclosure.

We will expand our critical accounting policy and related footnote disclosures, under the subheading credit risk and reserve for losses on receivables, in future filings to include the following, “Accounts receivable are deemed uncollectible once they age past 90 days and are deemed uncollectible from the customer. The Company also provides an allowance for receivables aged less than 90 days that it expects will be uncollectible based on historical collections experience and would include accounts that have filed for bankruptcy. At December 31, 2014, approximately 98.2% of outstanding accounts receivable were current.”

We consider all of our trade receivables as one portfolio of receivables made up of smaller balances of accounts, and therefore we have concluded that there is no further disclosure requirement for the Company in order to comply with the provisions of ASC 310-10-50-3.

In accordance with the provisions of ASC 310-10-50-5 and 860-30-50-1A, we have provided the carrying amount of trade accounts receivables that serve as collateral, on the face of the balance sheet and in the related Securitization Facility disclosures.

Furthermore, as a point of clarification and as disclosed in our Form 10-K, we issue our customers “charge cards” (rather than a “credit card”) in order to facilitate the purchase of specific goods and services. According to the Federal Register 12 CFR Section 226, a “charge card” is a product where no periodic rate is used to compute a finance charge, outstanding balances cannot be carried over from one billing cycle to the next, and the balance is payable in full when a periodic statement is received. Our agreements with our customers do not allow a balance to carry from billing cycle to the next as would be common with a credit card with revolving credit terms. There is no “credit card” element to these receivables.

We have considered whether our charge card trade accounts receivables qualify for certain of the disclosure exceptions set forth in ASC 310-10-50-5B. We have concluded that our charge cards differ from credit cards and that the related trade accounts receivables have a contractual maturity of less than one year.

We also considered the guidance in 310-10, paragraphs50-5A through 50-8, we believe that our charge card trade accounts receivable meets the disclosure exceptions set forth in paragraph 50-5B and 50-7B. In completing that analysis, we have concluded that our charge cards differ from credit cards and that our related charge card trade accounts receivables have a contractual maturity of approximately 14 days of the billing date and arise from the sale of services. As such, we believe that charge card trade accounts receivable meets the exception for the disclosures set forth in 310-10, paragraphs 50-6 through 50-7A. We will clarify in future filings that “accounts receivable collateralized within our Securitization Facility relate to trade receivables” as well as our conclusions that “these accounts receivable relate to charge card activity”.

In addition, we have considered the following sections within ASC 310-10-50:

•	Paragraphs 50-9 through 50-10, “Accounting Policies for Off-Balance-Sheet Credit Exposures”- We do not have any off-balance-sheet credit exposures and thus concluded that the disclosures related to this section of guidance were not applicable.

•	Paragraph 50-11, “Foreclosed and Repossessed Assets” - We do not have any foreclosed and repossessed assets and thus concluded that the disclosures related to this section of guidance were not applicable.

•

Paragraphs 50-11A through 50-14, “Allowance for Credit Losses Related to Financing Receivables” – As previously stated, we consider all of our trade receivables as one portfolio of receivables made up of smaller balances of accounts that we evaluate for impairment. We will provide the enhanced disclosures related to our policies for credit risk and reserve for losses on receivables in addition to the disclosures currently provided previously in our 2014 Form 10-K, which we believe collectively meet the requirements of the guidance.

•	Paragraphs 50-14A through 50-20 and 50-35, “Impaired Loans” and “Loans in Process of Foreclosure”- We do not issue loans nor have any impaired loans and thus concluded that the disclosures related to this section of guidance were not applicable.

•	Paragraphs 50-21 through 50-24, “Loss Contingencies”- We do not have any circumstances in which no accrual was made for a loss contingencies related to accounts receivable at December 31, 2014 and March 31, 2015, and thus, concluded that the disclosures related to this section of guidance were not applicable.

•	Paragraph 50-25, “Risk and Uncertainties”- We do not issue loans nor have any loan products and thus concluded that the disclosures related to this section of guidance were not applicable.

•	Paragraph 50-26, “Fair Value Disclosures” – We have disclosed within footnote 2 to our 2014 Form 10-K that “the residual interest’s fair value (in securitized accounts receivable) approximates carrying value due its short-term nature.” Furthermore within footnote 3 to our 2014 Form 10-K, we disclose, “The carrying value of the Company’s cash, accounts receivable, securitized accounts receivable and related facility…approximate their respective fair values due to the short-term maturities of the instruments.” As such, we believe we meet the requirements of this disclosure guidance. We noted upon reading our disclosure that there was an administrative error in the above sentence within footnote 3, where the words ‘fair value’ were inadvertently replaced with ‘carrying value’. We will correct this in future filings to read as transcribed above.

•	Paragraphs 50-27 through 50-30, “Credit Quality Information”- As this guidance states that it does apply to the financing receivables listed in paragraph 310-10-50-7B, which includes trade accounts receivable, we have concluded that the disclosures related to this section of guidance are not applicable.

•	Paragraphs 50-31 through 50-34, “Modifications”- We do not have any troubled debt restructurings and thus concluded that the disclosures related to this section of guidance were not applicable.

Contractual obligations, page 75

2.	Please expand your contractual obligations table to disclose the amount of scheduled interest payments on your Credit Facility. You may determine the appropriate methodology to estimate the interest payments on your variable rate debt. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the interest payments relate to variable rate obligations for which the timing and amounts are uncertain, it may be appropriate to discuss those obligations in a footnote rather than include the amounts in the table. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Response:

The Company has explicitly provided within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2014 Form 10-K, within results of operations, the interest rates paid on each facility during the years presented, as well within liquidity and capital resources, the rates on each instrument at December 31, 2014. The disclosure of this information could be used by a reader of the financial statements to calculate future interest that might be payable related to our debt facilities.

In consideration of the staff’s comments, we will provide the following enhanced disclosures in future filings, consistent with the guidance in footnote 46 of SEC Interpretive Release 33-8350. If we were to have made these incremental disclosures at December 31, 2014, they would have been as follows within the contractual obligations table.

		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Estimated interest payments- Credit Facility[1]	287.4	65.4	122.6	95.0	4.5
Estimated interest payments- Securitization Facility[1]	21.9	7.3	14.6	—	—

Total	$309.3	$72.7	$137.2	$109.6	$4.5

[1]	We draw upon and pay down on the revolver within our Credit Facility and our Securitization Facility borrowings outside of a normal schedule, as excess cash is available. For our variable rate debt, we have assumed the December 31, 2014 interest rates to calculate the estimated interest payments, for all years presented. This analysis also assumes that outstanding principal is held constant at the December 31, 2014 balances for our Credit Facility and Securitization Facility, except for mandatory pay downs on the term loans in accordance with the loan documents. We typically expect to settle such interest payments with cash flows from operating activities and/or other short-term borrowings.

Consolidated Statements of Income, page 85

3.	Based on the disclosures in pro forma financial statements included as exhibit 99.3 in Form 8-K/A filed on January 30, 2015, we note that Comdata had $148 million in product revenues. Confirm that if the sale of tangible products exceeds 10% of total sales you will comply with Rule 5-03(b)(1)(a) of Regulation S-X.

Response:

The Company confirms that if the sale of tangible products exceeds 10% of total sales, we will comply with Rule 5-03(b)(1)(a) of Regulation S-X. As of December 31, 2014 and March 31, 2015, sales of tangible products do not exceed 10% of consolidated sales of the Company. Furthermore, the Company does not expect that sale of tangible products will exceed more than 10% for the year ending December 31, 2015.

* * * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (678) 966-5562 or by fax (770) 449-3471 or e-mail.

Respectfully submitted,

/s/ Eric R. Dey
Eric R. Dey
Chief Financial Officer and Corporate Secretary